

a2a
energie in comune

FILE NO. 82-4911





Securities and Exchange Commission
Division of Corporate Finance
450 Fifth Street, N.W.
Washington, D.C. 20549
(U.S.A.)

BY COURIER

December 22, 2009

AEM SPA

Attention: Special Counsel, Office of International Corporate Finance

Dear Sir or Madam,

please find enclosed a copy, translated in English, of the press release.

Please do not hesitate to contact the undersigned in Milan (Italy) at 00-39-02-7720-3089, should you have any questions.

Very truly yours,

Maria Angela Nardone

Encl.

A2A SpA
Sede legale:
Via Lamarmora 230 - 25124 Brescia
tel. 030 35531 - fax 030 3553204

Sede direzionale e amministrativa:
Corso di Porta Vittoria 4 - 20122 Milano
tel. 02 7720.1 - fax 02 7720.3920

Capitale sociale € 1.629.110.744,04 i.v.
Codice Fiscale, Partita IVA 11957540153
Iscrizione Registro Imprese BS 11957540153
Numero REA 493995

info@a2a.eu
www.a2a.eu


a2a
energie in comune

PRESS RELEASE

A2A–TERNA: Agreement for sale of high voltage network

Milan, 22 December 2009 – A2A SpA has today signed an agreement with Terna SpA and with Terna SpA's subsidiary, Terna Linee Alta Tensione Srl, covering the sale of the residual portion of the national transmission network - Rete di Trasmissione Nazionale - and the high voltage electricity network held by A2A's fully owned subsidiary A2A Reti Elettriche SpA.

The agreement provides for the sale of 100% of Retrasm Srl, an A2A Group company active in electricity transmission. Before the closing, A2A Reti Elettriche SpA will transfer to Retrasm Srl a portion of Rete di Trasmissione Nazionale (which is already operated by Retrasm Srl) and other parts of the high voltage electricity network (currently, distribution network). The Ponti sul Mincio station is excluded from the scope of the agreement.

The sale price is based on an enterprise value of approximately EUR 36.5 million. The operations covered by the sale generated around EUR 6 million of revenues for the A2A Group in the year 2008 (including approximately EUR 4 million in relation to the Rete di Trasmissione Nazionale) with an EBITDA of around EUR 4 million.

The closing of the transaction is subject to various conditions, including the obtainment of the antitrust authorization and the regulatory authorities' inclusion of the aforementioned high voltage electricity distribution network in the Rete di Trasmissione Nazionale.

Contacts:
Communications and External Relations – Media Relations
Tel. 02 7720.4582 - ufficiostampa@a2a.eu
Investors Relations
Tel. 02 7720.3879 - ir@a2a.eu
www.a2a.eu


a2a
energie in comune

FILE NO. 82-4911

Securities and Exchange Commission
Division of Corporate Finance
450 Fifth Street, N.W.
Washington, D.C. 20549
(U.S.A.)

BY COURIER

December 16, 2009

SUPPL

Attention: Special Counsel, Office of International Corporate Finance

Dear Sir or Madam,

please find enclosed a copy, translated in English, of the press release.

Please do not hesitate to contact the undersigned in Milan (Italy) at 00-39-02-7720-3089, should you have any questions.

Very truly yours,

Maria Angela Nardone

Encl.


a2a
energie in comune

FILE NO. 82-4911

PRESS RELEASE

Milan, 16 December 2009 – Responding to the request of the market authorities in relation to the statements made last Monday by Nicola Gallizioli and later reported by various press organizations and financial analysts, the Company denies any commitments undertaken by management in relation to the amount of the dividends for 2009 to be paid in 2010. It is noted that the shareholders' meeting is the venue for any decisions in this regard, and that a meeting of the shareholders will be held next spring in order to deliberate about the matter.

Contacts:
Communications and External Relation – Media Relations
Tel. +39-02 7720.4582 - ufficiostampa@a2a.eu
Investors Relations
Tel. +39-02 7720.3879 - ir@a2a.eu
www.a2a.eu